60 Degrees Pharmaceuticals, Inc.

1025 Connecticut Avenue NW Suite 1000

Washington, D.C. 20036

June 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tim Buchmiller, Senior Attorney
Joshua Gorsky, Attorney Adviser

Re: 60 Degrees Pharmaceuticals, Inc.

Registration Statement on Form S-1, as amended

Initially Filed January 31, 2023

File No. 333-269483

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 12, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, June 14, 2023, at 5:00pm Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

By:	/s/ Geoffrey S. Dow
Name: Geoffrey S. Dow
Title: Chief Executive Officer

cc:	Ross D. Carmel, Esq., Carmel, Milazzo & Feil LLP